

September 27, 2012

Via Email
Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

> **Re:** **Gold Reserve Inc.**
> **Schedule TO-I**
> **Filed September 18, 2012**
> **File No. 5-78278**

Dear Mr. McGrath:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1.   Please advise us of how the company intends to address its continued non-compliance with Rule 14e-5 in connection with the prior offer and the current offer. Refer to our prior letter dated June 7, 2012 with respect to the prior offer. In connection with the current offer, we note that the second offer was first publicly announced in June 2012. Please advise.

General

Item 6. Purposes of the Transaction and Plans or Proposals

2.   The disclosure requirements set forth in Item 6 of SCH TO refer to disclosure required pursuant to Item 1006(c) in its entirety. Please clarify your disclosure and revise to include disclosure regarding all possible plans of the bidder.

Notice

Summary, page 1

3.   Please add a question and answer that clarifies why there is a difference in the pro rata portion of the aggregate amount of the CVR Other Holders will be entitled to participate in pro rata (i.e. 0.07% versus Larger Holders' 5.465%). Explain supplementally how this amount is determined.

What does the board of directors of GR think of the Offer…, page 1

4.   Please fill in all blanks, inclusive of cross references to disclosure appearing elsewhere in the Offer to Purchase.

What are you offering to pay and what is the form of consideration…page 1

5.   Please supplement the disclosure in the last sentences under this heading to clarify that holders should tender assuming the value of the CVR could be zero.

When does the Offer expire…, page 2

6.   The current expiration time of 5:00 pm on October 16, 2012 results in the offer not being open for 20 "business days" as such term is defined in Rule 13e-4(a)(3). Please revise the offer accordingly. Please also revise references to the withdrawal right period consistent with this comment. Refer to Rule 13e-4(f)(1)(i).

If I accept the Offer and surrender my Notes, when will I receive the Offer Consideration…, page 2

7.   You disclose that cash will be delivered promptly but the remaining Offer Consideration will be delivered "as promptly as practicable". On page 16, you disclose that all components of the Offer Consideration (including cash), will be delivered "as soon as practicable after the expiration date." This timeframe for payment appears to be inconsistently described. Also, the timeframe for delivery of payment appears to be inconsistent with the prompt payment requirements set forth in Rule 14e-1 (c). Please revise and advise.

8.   Please refer to our comment above. Please provide your analysis of how delivery of the CVR component of the consideration complies with the prompt payment requirements set forth in Rule 14e-1(c). We may have further comment.

If I do not surrender my Notes to participate in the Offer, will I continue to be able to exercise my conversion rights…, page 3

9.   Please disclose the anticipated timeframe holders who do not tender may seek to convert their Notes given your stated intention to redeem any Notes not tendered.

10.   Further to our comment above. Supplementally confirm that any redemption rights the company exercises will be in accordance with the prohibitions on redemption set forth in Rule 13e-4(f)(6).

Risk Factors, page 4

11.   Clarify the material risks associated with the CVR, including for example, the difficulty in valuing the CVR, the risk that the value of the CVR could be zero and the risk associated with the CVR being potentially payable in various forms (i.e., cash, securities, or "other consideration") based on the terms of any potential arbitration award.

Failure to prevail in the arbitration proceedings…, page 4

12.   We note the increase in expenses related to arbitration from approximately $2.6 million as of March 30, 2012 to approximately $6.6 million for the period ended June 30, 2012. Please reference such expenses in this risk factor and disclose how such expenditures impact the potential value of any possible arbitration award and corresponding CVR.

Important Information Concerning the Offer, page 7

1.2. Ratio of Earnings, page 7

13.   Please clarify the periods being presented. Consistent with the requirements in Item 1010 (c) of Regulation M-A, please provide the ratio for the periods required, including the most recent interim period. Please also see our subsequent comment.

Capitalization, page 8

14.   Refer to Item 10 of SCH TO and Item 1010 of Regulation M-A. Please revise to provide _complete_ summarized financial information as required by Item 10 of Schedule TO. In this regard, we note that you have not provided comparative year-to-date income statements or statement of cash flows. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying.

Pro Forma Financial Information, page 9

15.   We refer to outstanding comments issued on June 14, 2012 with respect to your prior
       repurchase offer that expired on June 15, 2012. Please advise us supplementally of
       whether the current presentation of pro forma financial information, as updated to reflect
       events that have occurred since the prior offer, addresses comments raised by the staff in
       the June 14, 2012 letter.

The Offer, page 14

16.   Similar to disclosure provided in the Repurchase Offer in June 2012, please include a
       chart that depicts hypothetical amounts payable with respect to the CVR to holders of the
       remaining 1.3% of Notes assuming the 0.07% possible payout percentage. Please ensure
       the hypothetical chart presents a range of assumed awards and expenditures that are
       updated to reflect any developments since June regarding the arbitration award, value of
       the mining data and expenditures or fees.

17.   You disclose that the CVR may be cash, commodities, bonds, shares or "any other
       consideration received by the Company as a result of the Arbitration Award…" Please
       explain what "other" types of consideration" are reasonably likely to be received.
       Further, consistent with a prior comment, please outline the unique risks attendant with
       various forms of consideration.

18.   To provide context to the disclosure provided about the CVR, please add more details
       regarding the valuation to be used in assessing the CVR components. Also, advise us of
       the approximate range in value of the mining data and whether any assessment of the
       valuation of this as an asset has occurred.   We may have further comment.

19.   Please revise to set forth the procedures that will be followed in the event of an extension
       or amendment to the offer. Confirm your obligation to amend the offer in accordance
       with Rule 13e-4(e)(3) and Rule 14e-1(d).

20.   Please see our comment above. In light of the potential revisions to the disclosure
       document, please clarify supplementally how you intend to disseminate material
       revisions that are made.

Comparison of Rights Among Common Stock, the Notes and the Modified Notes, page 17

21.   For each of the subheadings in this section, please supplement the disclosure and include
       a comparison of the features of the CVR.

22.   We note that the CVRs issued to Large Noteholders pursuant to the Second Amended and
       Restated Subordinated Agreement were certificated. Please clarify, if true, that the CVRs

to be issued to Other Holders will be certificated and whether they are transferable. We may have further comment.

23.   Please include disclosure that identifies here or that cross-references disclosure elsewhere regarding the risks associated with the CVR, which include but are not limited to:

- the actual value of the CVR could vary based on the form of payment potentially receivable;
- CVR holders will have no greater rights against you than those accorded to general unsecured creditors under applicable law;
- CVRs may be subordinated in right of payment to all of your secured obligations to the extent of the collateral securing such obligations;
- the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness;
- the fees and deductions associated with the litigation in Venezuela may be large and could significantly impact the total pay-out associated with the CVR; and,
- the risk that the sale of mining data may not occur and/or the data may be deemed worthless.

24.   Please supplement the disclosure to reference, if applicable, the "additional cash consideration" payable to each holder based on the holder's pro rata percentage of Notes restructured pursuant to the Offer in an aggregate amount of up to $1 million.

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Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions